May 14, 2026

Anthony Hsieh
Chief Executive Officer
loanDepot, Inc.
6561 Irvine Center Drive
Irvine, CA 92618

        Re: loanDepot, Inc.
            Registration Statement on Form S-3
            Filed May 07, 2026
            File No. 333-295652
Dear Anthony Hsieh:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Eric Scarazzo, Esq.